

November 17, 2010

Michael R. Cole
Chief Financial Officer
Universal Forest Products, Inc.
2801 East Beltline NE
Grand Rapids, MI 49525

> **RE: Universal Forest Products, Inc.**
> **Form 10-K for the Fiscal Year Ended December 26, 2009**
> **Filed February 23, 2010**
> **Definitive Proxy Statement on Schedule 14A filed March 4, 2010**
> **Form 10-Q for the Quarterly Period Ended September 25, 2010**
> **Filed October 20, 2010**
> **File No. 000-22684**

Dear Mr. Cole:

We have reviewed your filings and have the following comments.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 12

Compensation Discussion and Analysis, page 12

Compensation Program Components, page 13

Base Salaries, page 13

1. We note from your response to comment nine in our letter dated October 8, 2010. Please clarify for us how Mr. Webster's January 1, 2010 increase was attributable to his promotion to president on January 1, 2009. In this regard, we note again that you increased Mr. Webster's salary in 2009 in connection with the promotion. Your response suggests to us that in connection with the January 1, 2010 increase you performed a market check to determine the competitiveness of Mr. Webster's salary and, having determined that his salary "was well below the range of peer group compensation levels," you increased his salary. If this interpretation is accurate, it would suggest that the January 1, 2010 increase was more immediately attributable to the market check than to Mr. Webster's promotion to president on January 1, 2009.

Annual Incentive Compensation, page 14

2. We note your response to comment 10 in our letter dated October 8, 2010. With a
    view toward disclosure in future filings, please address the following with respect
    to your annual incentive compensation plan:

    *   Please disclose the range of amounts, expressed as percentages of pre-bonus
        operating profit, that you could have contributed to your corporate Business
        Unit bonus pool.

    *   Please disclose the actual fixed percentage of your pre-bonus operating profit
        that was allocated to your corporate Business Unit bonus pool, and explain
        how this number was calculated based on your pre-bonus Return on
        Investment (ROI).

    *   Please disclose the actual amount of your pre-bonus ROI.

    *   Please show us a revised version of your table on page 15, which should
        disclose each named executive officers' targeted and actual percentage
        allocation of his respective bonus pool. Based on your response, a majority of
        your named executive officers appears to have received an allocation from the
        corporate Business Unit bonus pool rather than from an amount composed of
        all of the company bonus pools.

Long-Term Stock Incentive Plans, page 16

3. We note your response to comment 11 in our letter dated October 8, 2010. With a
    view toward disclosure in future filings, please clarify what you mean by your
    statement that "[t]he relative amount of shares subject to each award is based
    upon each executive's job classification."

Form 10-Q for the Quarterly Period Ended September 25, 2010

Exhibits 31.1(a) and (b)

4. We note your response to comment 12 in our letter dated October 8, 2010, and
    reissue this comment. As previously requested, with your future filings, please
    file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K
    without the word "quarterly" in paragraph 2.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Dietrich King, Staff Attorney, at (202) 551-3338, with any questions.

Sincerely,

Pamela Long
Assistant Director